EXHIBIT 99.4



                    SHAREHOLDERS' AGREEMENT

     THIS SHAREHOLDERS' AGREEMENT (this "Agreement") is made and entered into as of this 5th day of September, 1996, by and among EMBOTELLADORA ANDINA S.A., a corporation organized under the laws of Chile ("Andina"), THE COCA-COLA COMPANY, a corporation organized under the laws of Delaware, U.S.A. ("KO"), COCA-COLA INTERAMERICAN CORPORATION, a corporation organized under the laws of Delaware, U.S.A. ("Interamerican"), COCA-COLA DE ARGENTINA S.A., a corporation organized under the laws of Argentina ("TCCC Argentina"), BOTTLING INVESTMENT LIMITED, a corporation organized under the laws of the Cayman Islands ("SPC"), INVERSIONES FREIRE LTDA., a limited liability company organized under the laws of Chile ("Freire One"), and INVERSIONES FREIRE DOS LTDA., a limited liability company organized under the laws of Chile ("Freire Two," and together with Freire One, the "Majority Shareholders") (KO, Interamerican and TCCC Argentina (and upon the Closing Date,
SPC) are hereinafter referred to as the "KO Shareholders"; and the KO Shareholders and the Majority Shareholders are hereinafter collectively referred to as the "Shareholders" and each individually as a "Shareholder").


                      W I T N E S S E T H:

     WHEREAS, pursuant to a Stock Purchase Agreement dated of even date herewith (the "Andina Purchase Agreement"), SPC will acquire from Andina, upon the terms and conditions set forth in the Andina Purchase Agreement, 24,000,000 newly issued shares of Common Stock of Andina which, after giving effect to the Amendments (as defined in the Andina Purchase Agreement), shall be reclassified as 24,000,000 shares of Class A Stock and 24,000,000 shares of Class B Stock (each as hereinafter defined) representing more than 6% of the outstanding shares of capital stock of Andina (such shares, together with any shares of capital stock or securities or other options or rights convertible into or exchangeable for any shares of such capital stock, or American Depository Shares or other instruments representing such shares of such capital stock, are hereinafter referred to as the "Acquired Shares");

     WHEREAS, pursuant to a Stock Purchase Agreement dated of even date herewith (the "SPC Purchase Agreement"), Interamerican and TCCC Argentina will acquire from Citicorp Banking Corporation all of the outstanding shares of capital stock of SPC;

     WHEREAS, the Majority Shareholders currently own 200,001,969 shares of Common Stock of Andina which, after giving effect to the Amendments, shall be reclassified as 200,001,969 shares of Class A Stock and 200,001,969 shares of Class B Stock representing in the aggregate approximately 50.61% of the outstanding shares of capital stock of Andina (such shares, together with any shares of capital stock or securities or other options or rights

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convertible into or exchangeable for any shares of such capital stock, or American Depository Shares or other instruments representing such shares of such capital stock, are hereinafter referred to as the "Majority Shareholder Shares");

     WHEREAS, the equity investment by KO in Andina through Interamerican and TCCC Argentina is intended to establish a new and expanded relationship that the Majority Shareholders and KO believe has the potential to enhance the growth and profitability of Andina as well as the potential to afford KO and the Majority Shareholders the opportunity to participate in the future growth in the region through Andina; and

     WHEREAS, the parties hereto have determined it to be advisable and in their best interests to (i) provide for certain restrictions on the transfer of the Shares (as defined in Article
2) and (ii) provide for certain other matters.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:


                          ARTICLE 1
                  EFFECTIVE DATE; TERMINATION

     1.1 EFFECTIVE DATE. This Agreement shall become effective on the Closing Date.

     1.2  TERMINATION.

          (a) The rights and obligations of the parties to this Agreement shall terminate if either of the Purchase Agreements is terminated prior to the Closing Date or if any of the KO Shareholders voluntarily Transfers Shares in a sale to a Person other than KO or a subsidiary of KO, and, as a result of such sale, during the 30 days following such sale KO and its subsidiaries own less than (i) if the reclassification contemplated by the Amendments has not occurred or if following such reclassification an event occurs with the result that only Common Stock of Andina is outstanding, 15.66 million shares of Common Stock of Andina, or (ii) if such reclassification has occurred and Class A Stock continues to be outstanding, 15.66 million shares of Class A Stock.

          (b) The rights and obligations of the parties under Sections 3.1, 3.2, 3.3 and 3.4 of this Agreement and under
Article 4 of this Agreement shall terminate if both (i) the Majority Shareholders notify the KO Shareholders in writing that the ownership level of Andina stock held by KO and its subsidiaries has fallen below (x) 4% of the outstanding Common Stock if the reclassification contemplated by the Amendments has not occurred or if following such reclassification an event occurs with the result that only Common Stock of Andina is outstanding, or (y) 4% of the Class A Stock if such reclassifi-cation has occurred and Class A Stock continues to be outstanding, and (ii) within one year following the receipt of such written

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notice KO and its subsidiaries fail to restore their ownership of
Andina stock to at least such applicable 4% level.


                          ARTICLE 2
                      CERTAIN DEFINITIONS

     For purposes of this Agreement, the following capitalized terms shall have the following meanings:

     "Bona Fide Offer" shall mean a written offer which the offeree wishes to accept setting forth the bona fide intention of the Person delivering such writing to purchase for cash all or part of the Shares by the offeree and stating in reasonable detail the cash consideration to be paid therefor and the other material terms and conditions of such offer. Any Bona Fide Offer shall be accompanied by a statement of the source of funds to be utilized in the transaction by the Person making the offer, including (where applicable) a commitment letter from an appropriate financial institution in form reasonably acceptable to the parties.

     "Brokers Transactions" shall mean brokers' transactions on any exchange or in any over-the-counter market, including brokers' transactions within the meaning of Rule 144 under the Securities Act.

     "Business Day" shall mean any day other than a day on which commercial banks in the cities of Atlanta or New York in the United States of America or in the city of Santiago, Chile, are required or authorized by law to be closed.

     "Class A Stock" shall mean the Class A Stock of Andina (reflecting the reclassification of the existing Common Stock of Andina after giving effect to the Amendments), each share of which is convertible, at the option of the holder, into one share of Class B Stock.

     "Class B Stock" shall mean the Class B Stock of Andina
(reflecting the reclassification of the existing Common Stock of Andina after giving effect to the Amendments).

     "Closing Date" shall mean the Closing Date of the transactions contemplated by the Purchase Agreements.

     "KO Parties" shall mean KO, Interamerican, TCCC Argentina and any and all KO Permitted Transferees and upon the Closing
Date shall include SPC.

     "Market Value" (as calculated on a per share basis) shall mean the quotient of the average closing price of the Common Stock or Class B Stock of Andina, as reported on the Santiago Stock Exchange ("Bolsa de Comerciode Santiago") for the twelve month period ended on the trading date immediately prior to the date the notice by the KO Shareholders exercising the put right provided in Section 5.1 is delivered.


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     "Majority Shareholder Partners" shall mean the current
beneficial owners of the Majority Shareholders as of the date of this Agreement, which are the persons listed on Exhibit 2.1 to this Agreement.

     "Majority Shareholder Partner Group" shall mean:

          (a)  any of the Majority Shareholder Partners;

          (b)  any of the spouses of the Majority Shareholder
               Partners;

          (c) any of the lineal descendants (whether natural or adopted) of any of the Majority Shareholder
               Partners;

          (d) any individual who, in circumstances where the transferor at the time of his death did not have a spouse or any lineal descendants, receives shares of the Majority Shareholders by intestacy from (i) a Majority Shareholder Partner, (ii) a lineal descendant (whether natural or adopted) of any of the Majority Shareholder Partners, or (iii) a person who has previously received shares of the Majority Shareholders by intestacy as described inthis paragraph (d);

          (e) any Wholly Owned Subsidiary of any of the foregoing; and

          (f) any trust formed for the benefit of any of the Persons listed in clauses (a), (b), (c) or (d) if one or more Persons listed in clauses (a), (b),
               (c) or (d) retains full voting and investment power over the assets of such trust.

     "Person" shall mean a natural person, partnership, corporation, trust or other legal entity.

     "Public Offering" shall mean a widely distributed underwritten public offering of securities pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements thereof.

     "Purchase Agreements" shall mean the Andina Purchase
Agreement and the SPC Purchase Agreement.

     "Put Event" shall mean (i) the sale of all or substantially all of the assets of Andina or (ii) any merger, consolidation, share exchange, business combination or similar transaction involving Andina as a result of which Andina is not the surviving entity or any reorganization involving any third party in which Andina is not the surviving entity.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Shares" means any shares of capital stock of Andina, any securities or other options or rights convertible into or exchangeable for any shares of capital stock of Andina, or any

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American Depository Shares or other instruments representing shares of capital stock of Andina, whether or not issued or outstanding on the date hereof; provided that the term "Shares" shall not include any shares of Class B Stock or any American Depository Shares or other instruments representing shares of Class B Stock so long as shares of Class B Stock do not have voting power which is in any material respect greater than the voting power provided to the Class B Stock in the Amendments.

     "Transfer" shall mean any direct or indirect sale, assignment, transfer, pledge, usufructus, hypothecation or deposit into a voting trust of the securities in question.

     "Wholly Owned Subsidiary" of a Person shall mean a corporation, entity or other Person all of the securities of which (other than directors' qualifying shares or similar shares) are owned, directly or indirectly, by such Person.


                           ARTICLE 3
                           MANAGEMENT

     3.1 BOARD OF DIRECTORS. The Shareholders agree that the Board of Directors of Andina shall at all times consist of not more than twelve incumbent members and twelve alternate members. The KO Shareholders shall be entitled to nominate one incumbent member and one alternate member to the Board of Directors of Andina.

     3.2 ELECTION OF DIRECTORS. At every annual meeting and at any special meeting of Shareholders hereafter called for the purpose of electing a director or directors of Andina, the KO Shareholders shall vote all of their Shares in favor of the election of the nominee for director designated by the KO Shareholders as provided in this Article 3 (and his or her alternate), and the Majority Shareholders shall vote such number of Shares owned, directly or indirectly, by them as may be necessary (after taking into account the Shares voted by the KO Shareholders) to cause the election of such KO nominee (and his or her alternate).

     3.3 VACANCIES. In the event of any vacancy on the Board of Directors occasioned by the death, incapacity, resignation or removal of a director nominated by the KO Shareholders, each Shareholder will vote or cause to be voted all Shares which the Shareholder owns to fill such vacancy with the nominee designated by the KO Shareholders. The Shareholders will take all such action as may be necessary to promptly fill such vacancy, including the calling of a shareholders' meeting.

     3.4 REMOVAL OF DIRECTORS. If the KO Shareholders, in their sole discretion, determine to remove a director which the KO Shareholders had previously so nominated and so notify the other Shareholder in writing, each Shareholder agrees promptly to vote or cause to be voted all Shares which the Shareholder owns in favor of the removal of such director.


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     3.5  MANAGEMENT OF ANDINA; BOARD OF DIRECTORS ACTION.

          (a) The day-to-day administration of Andina's business and affairs shall be conducted by Andina's current management structure under the direction, control and supervision of the Board of Directors of Andina in accordance with the Estatutos Sociales of Andina. Except to the extent otherwise required under the Chilean Companies Act or other applicable Chilean law, no action of the Board of Directors shall require a supermajority vote of the members of the Board of Directors.

          (b) The Shareholders acknowledge that the Estatutos Sociales of Andina provide for certain notice, quorum and voting requirements for action of the Board of Directors of Andina and agree not to take any action inconsistent with such provisions.

     3.6 SHAREHOLDER MEETINGS. The Shareholders acknowledge that the Estatutos Sociales provide for certain notice, quorum and voting requirements at ordinary and extraordinary shareholders' meetings and agree not to take any action inconsistent with such provisions.

     3.7 CODE OF BUSINESS CONDUCT. The Majority Shareholders agree (i) that Andina and its subsidiaries shall have in effect at all times a Code of Business Conduct in substantially the form of Exhibit 3.7 and (ii) to cause Andina to take appropriate action to assure that the Code of Business Conduct is adequately communicated to management and all employees of Andina and its subsidiaries.

     3.8 ENVIRONMENTAL MATTERS. The Majority Shareholders agree that:

          (a) the operations of Andina and its subsidiaries will be conducted:

               (i) in compliance in all material respects with the requirements of all applicable environmental laws, regulations, statutes, ordinances and permit conditions
                    ("Environmental Laws");

               (ii) in accordance in all material respects with
                    all "Good Environmental Practices" as
                    published by the Environmental Assurance
                    Department of KO; and

              (iii) in a reasonable manner such that the
                    risk of material liability to governmental entities and/or third parties arising from environmental matters is minimized.

          (b) In fulfilling the intent of this Section 3.8, the responsibility for environmental compliance will be assigned to an individual in the management of Andina, whose duties shall include conducting regular environmental audits of all production facilities. In addition, Andina's General Manager shall notify the Board of Directors of Andina of any material exceptions to environmental compliance and ensure that all required corrective actions are initiated and completed as soon as possible.


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                          ARTICLE 4
                    RESTRICTIONS ON TRANSFER

     4.1  TRANSFER RESTRICTIONS GENERALLY.

          (a) The rights of the KO Shareholders and the Majority Shareholders to Transfer any Shares are restricted as provided in this Article 4, and no Transfer of Shares by any of the KO Shareholders or the Majority Shareholders may be effected except in compliance with this Article 4. Any attempted or actual Transfer in violation of this Agreement shall, to the full extent permitted under applicable Chilean laws or regulations, be of no effect and null and void.

          (b)  Without complying with the provisions of this
Article 4, the KO Shareholders may make Transfers of Shares to KO or to any Wholly Owned Subsidiary of KO (a "KO Permitted Transferee"); provided, however, that (i) any Shares Transferred to any KO Permitted Transferee hereunder shall remain subject to the provisions of this Agreement, and (ii) such KO Permitted Transferee shall agree in writing to be bound by the provisions of this Agreement. Prior to such time as any KO Permitted Transferee holding any Shares shall cease to be a Wholly Owned Subsidiary of KO, such KO Permitted Transferee shall Transfer all Shares then owned by it to the KO Shareholders or to another KO Permitted Transferee. The restrictions set forth in this Article 4 shall terminate upon the occurrence of a Put Event or (x) a change in the direct or indirect ownership of the outstanding voting power or equity interests of any of the Majority Shareholders as a result of which the Majority Shareholder Partner Group owns collectively less than 75% of the outstanding voting power or less than 75% of the outstanding equity interests of any of the Majority Shareholders, or (y) a change in the ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders and the Majority Shareholder Permitted Transferees (as defined Section 4.1(c)) own collectively less than 50.1% of the outstanding voting power or less than 25% of the outstanding equity interests of Andina.

          (c)  Without complying with the provisions of this
Article 4, the Majority Shareholders may make Transfers of Shares to any Wholly Owned Subsidiary of a Majority Shareholder (a "Majority Shareholder Permitted Transferee"); provided, however, that (i) any Shares Transferred to a Majority Shareholder Permitted Transferee hereunder shall remain subject to the provisions of this Agreement and (ii) such Majority Shareholder Permitted Transferee shall agree in writing to be bound by the provisions of this Agreement. Prior to such time as any Majority Shareholder Permitted Transferee holding any Shares shall cease to be a Wholly Owned Subsidiary of a Majority Shareholder, such Majority Shareholder Permitted Transferee shall Transfer all Shares then owned by it to the Majority Shareholders or to another Majority Shareholder Permitted Transferee.

     4.2 RESTRICTIONS ON TRANSFER BY KO SHAREHOLDERS. Prior to the third anniversary of the date hereof, the KO Shareholders will not, directly or indirectly, Transfer any Shares other than
(a) in accordance with the provisions of Sections 4.1(b) or 5.1 of this Agreement, (b) in connection with any merger, consolidation, recapitalization, reclassification or other similar transaction involving Andina or (c) in connection with a tender offer or an exchange offer of

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shares of capital stock of Andina made by Andina or approved and recommended by the Board of Directors of Andina.

     4.3  RIGHT OF FIRST REFUSAL.

          (a) Except as set forth in Section 4.1(b), 4.1(c) or 4.3(e) of this Agreement, if any Shareholder (the "Transferring Shareholder") receives a Bona Fide Offer from a third party to sell all or any portion of the Shares held by the Transferring Shareholder (the "Offered Shares") in a transaction not subject to Section 4.4 hereof, then the Transferring Shareholder shall give notice (the "Notice") of such Bona Fide Offer to purchase the Offered Shares to the other Shareholders (the "Non-Transferring Shareholders"). Such Notice shall contain a copy of the third party's offer and set forth in reasonable detail the terms of the proposed purchase, including: (i) the number of Shares proposed to be Transferred, (ii) the name and address of the proposed purchaser, (iii) the proposed amount and type of consideration, and terms and conditions of payment for such Shares and (iv) that the proposed purchaser has been informed of the rights provided to the Shareholders in this Section 4.3. No Transfer may be made hereunder for a consideration other than cash.

          (b) Upon receipt of the Notice, the Non-Transferring Shareholders shall have the right, for a period of 60 days following the date such Notice is received (or if the KO Shareholders are the Non-Transferring Shareholders, until 15 days after the first meeting of the KO Board of Directors which is held at least 30 days after the date on which the KO Shareholders receive the Notice) (as the case may be, the "Refusal Election Period"), to notify the Transferring Shareholder in writing of the election to purchase all (but not less than all) of the Offered Shares on the terms and conditions set forth in the Notice, with a copy of such election notice to Andina.

          (c) If the Non-Transferring Shareholders timely notify the Transferring Shareholder in writing of the election to exercise the right to purchase all (but not less than all) of the Offered Shares, the purchase, sale and Transfer of the Offered Shares shall take place on a date fixed by the Non-Transferring Shareholders which must be a date within 60 days after the receipt of the Notice. The closing of such purchase shall be effected in accordance with Section 4.5.

          (d) If the Non-Transferring Shareholders fail to timely notify the Transferring Shareholder in writing of the election to exercise the right to purchase all (but not less than all) of the Offered Shares within the Refusal Election Period or, following notification, the Non-Transferring Shareholders shall fail to consummate the purchase of the Offered Shares within the time period set forth in paragraph (c) above (other than a failure to consummate a sale of the Offered Shares which results from the inability or failure of the Transferring Shareholder to transfer good and marketable title to such Offered Shares, a breach by the Transferring Shareholder of this Agreement or otherwise due to circumstances not reasonably within the control of the Non-Transferring Shareholders), then the Transferring Shareholder shall have the right for a period of 90 days after the termination of the Refusal Election
Period (or after the earlier waiver by the Non-Transferring Shareholders of the right to purchase), to transfer the

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Offered Shares to the third party who made the Bona Fide Offer on terms not less favorable to the Transferring Shareholder than the price per share and the other terms and conditions stated in the Bona Fide Offer. If the Transferring Shareholder fails to consummate the transfer of the Offered Shares prior to the expiration of such 90-day period (or earlier period as set forth immediately above), then prior to any subsequent Transfer of any Shares owned by the Transferring Shareholder, the Transferring Shareholder must comply with the terms of this Agreement and the restrictions on transfer shall again be applicable with respect thereto.

          (e) The provisions of this Section 4.3 shall not apply with respect to (i) Transfers of Shares by any KO Shareholder in accordance with the provisions of Sections 4.1(b) or 5.1 of this Agreement, or (ii) Transfers of Shares by the Majority Shareholders in accordance with the provisions of Section 4.1(c) of this Agreement.

          (f) For purposes of this Section 4.3, (i) if the Transferring Shareholder is a Majority Shareholder Party, the term Non-Transferring Shareholder shall be deemed to include only the KO Shareholders and (ii) if the Transferring Shareholder is a KO Shareholder, the term Non-Transferring Shareholder shall be deemed to include only the Majority Shareholder Parties.

     4.4  RIGHT OF FIRST OFFER.

          (a) Except as set forth in Section 4.1(b), 4.1(c) or 4.4(f), if a Shareholder proposes to Transfer all or any portion of its Shares (the "Publicly Offered Shares") in a Public Offering or in Brokers Transactions, then such Transferring Shareholder shall give notice (the "Public Sale Notice") of such intention to Transfer the Publicly Offered Shares to the Non-Transferring Shareholders. Such Public Sale Notice shall set forth: (i) the number of Publicly Offered Shares proposed to be Transferred, (ii) the price per Share determined in good faith by the Transferring Shareholder on the date of the Public Sale Notice (the "First Offer Price"), (iii) the planned date of such Transfer, and (iv) any other material proposed terms of the Transfer.

          (b) Upon receipt of the Public Sale Notice, the Non-Transferring Shareholders shall have the right, for a period of 60 days following the date such Public Sale Notice is received (or if the KO Shareholders are the Non-Transferring Shareholders, until 15 days after the first meeting of the KO Board of Directors which is held at least 30 days after the date on which the KO Shareholders receive the Public Sale Notice), to notify the Transferring Shareholder of the election to purchase the Publicly Offered Shares at the First Offer Price (the "First Notice Period"). The Public Sale Notice shall constitute an offer to the Non-Transferring Shareholders, which shall be irrevocable during the First Notice Period, to sell to the Non-Transferring Shareholders the Publicly Offered Shares upon the terms provided in this Section 4.4 and the Public Sale Notice.

          (c) If the Non-Transferring Shareholders timely notify the Transferring Shareholder of the election to exercise the right to purchase the Publicly Offered Shares, the purchase, sale and transfer of the Publicly Offered Shares shall take place on a date fixed by the Non-Transferring Shareholders which must be a date within 60 days after the delivery of the

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election to purchase such Publicly Offered Shares.  The closing of such purchase shall be effected in accordance with Section 4.5.

          (d) If the Non-Transferring Shareholders fail to timely notify the Transferring Shareholder of the election to exercise the right to purchase the Publicly Offered Shares within the First Notice Period, or if, following notification, the Non-Transferring Shareholders shall fail to consummate the purchase of the Publicly Offered Shares within the time period set forth in paragraph (c) above (other than a failure to consummate a sale of the Publicly Offered Shares which results from the inability or failure of the Transferring Shareholder to transfer good and marketable title to such Publicly Offered Shares, a breach by the Transferring Shareholder of this Agreement or otherwise due to circumstances not reasonably within the control of the Non-Transferring Shareholders), then the Transferring Shareholder shall have the right for a period of 90 days after the termination of the First Notice Period (or after the earlier waiver by the Non-Transferring Shareholders of the right to purchase), to Transfer the Publicly Offered Shares at a price not less than 90 percent of the First Offer Price (x) in a Public Offering, subject to Section 4.4(e) or (y) in Brokers Transactions. If the Transferring Shareholder fails to consummate the transfer of the Publicly Offered Shares prior to the expiration of such 90-day period (or earlier period as set forth immediately above), then prior to any subsequent Transfer of any portion of the Transferring Shareholder's Shares, the Transferring Shareholder must comply with the terms of this Agreement and the restrictions on transfer shall again be applicable with respect thereto.

          (e) If the Transferring Shareholder proposes to Transfer Shares in a Public Offering, as near as reasonably practicable to the date of Transfer the Transferring Shareholder shall give notice to the Non-Transferring Shareholders (the "Second Offer") to sell to the Non-Transferring Shareholders the Publicly Offered Shares at the price per share indicated in good faith and in writing by the lead underwriter or purchaser of such Shares as the estimated offering price therefor (the "Second
Offer Price"), provided, however, that no Second Offer need be made if the Second Offer Price would be more than 90 percent of the First Offer Price. Upon receipt of the Second Offer, the Non-Transferring Shareholders shall have the right, for a period of 24 hours (the "Second Notice Period"), to notify the Transferring Shareholder of the election to accept the Second Offer. If the Non-Transferring Shareholders timely notify the Transferring Shareholder of the election to exercise the right to purchase the Publicly Offered Shares, the purchase, sale and transfer of the Publicly Offered Shares shall take place on a date fixed by the Non-Transferring Shareholders which must be a date within 60 days after the receipt of the Second Offer. The closing of such purchase shall be effected in accordance with Section 4.5. If the Non-Transferring Shareholders fail to timely notify the Transferring Shareholder of the election to exercise the right to purchase the Publicly Offered Shares within the Second Notice Period, or if, following notification, the Non-Transferring Shareholders shall fail to consummate the purchase of the Publicly Offered Shares within the time period set forth in this paragraph (e) (other than a failure to consummate a sale of the Publicly Offered Shares which results from the inability or failure of the Transferring Shareholder to transfer good and marketable title to such Publicly Offered Shares, a breach by the Transferring Shareholder of this Agreement or otherwise due to circumstances not reasonably within the control of the Non-Transferring Shareholders), then the Transferring
Shareholder shall have the right for a period of 90 days after the termination of the Second Notice Period (or after the earlier waiver by the Non-Transferring

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Shareholders of the right to purchase), to Transfer the Publicly
Offered Shares in a Public Offering. If the Transferring Shareholder fails to consummate the transfer of the Publicly Offered Shares prior to the expiration of such 90-day period (or earlier period as set forth immediately above), then prior to any subsequent Transfer of any Shares, the Transferring Shareholder must comply with the terms of this Agreement and the restrictions on transfer shall again be applicable with respect thereto.

          (f) The provisions of this Section 4.4 shall not apply with respect to (i) Transfers of Shares by any KO Shareholder in accordance with the provisions of Sections 4.1(b) or 5.1 of this Agreement, or (ii) Transfers of Shares by the Majority Shareholders in accordance with the provisions of Section 4.1(c) of this Agreement.

          (g) For purposes of this Section 4.4, (i) if the Transferring Shareholder is a Majority Shareholder Party, the term Non-Transferring Shareholder shall be deemed to include only the KO Shareholders and (ii) if the Transferring Shareholder is a KO Shareholder, the term Non-Transferring Shareholder shall be deemed to include only the Majority Shareholder Parties.

     4.5 CLOSING OF PURCHASE. At the closing of any purchase and sale of Shares by the Shareholders pursuant to this Article 4, (i) the Transferring Shareholder shall Transfer to the Non-Transferring Shareholders the certificates or other documents evidencing the Shares being purchased, together with such duly executed assignments separate from such certificates and other documents or instruments reasonably required by counsel for the Non-Transferring Shareholders to consummate such purchase, and
(ii) the Non-Transferring Shareholders shall pay the purchase price in cash. In addition, at the closing of such purchase and sale, (x) the Transferring Shareholder shall deliver to the Non-Transferring Shareholders an executed, written representation, in form and substance reasonably satisfactory to legal counsel for the Non-Transferring Shareholders, that the Transferring Shareholder owns the shares of capital stock of Andina free and clear of all liens and encumbrances and that upon the delivery of such shares of capital stock of Andina, the Non-Transferring Shareholders shall be vested with all of the Transferring Shareholder's right, title and interest in such shares of capital stock of Andina and (y) the Non-Transferring Shareholders shall deliver to the Transferring Shareholder such investment representations as may be reasonably requested for securities law purposes.


                          ARTICLE 5
                   COVENANTS; REPRESENTATIONS

     5.1  PUT RIGHT.

          (a) Upon the occurrence of a Put Event, the KO Shareholders shall have the right (a "Put Right") to require the Majority Shareholders to purchase all, but not less than all, of the shares of Andina stock owned by them (except as provided in the next sentence) at the Put Price (calculated on a per share basis) as determined in Section 5.1(b). For purposes of this
Section 5.1, the Shareholders agree that the shares of Andina stock subject to the Put Right shall include only the Acquired Shares and any additional shares of Andina capital stock acquired by the KO Shareholders through the exercise of their preemptive rights. The KO Shareholders shall give written notice to the Majority Shareholders of their intention to exercise their Put
Right within 15 days after the date of the first meeting of the KO Board of Directors which is held at least 30 days after the date upon which the KO Shareholders receive written notice of the determination of the Put Price pursuant to Section 5.1(b).

           (b) Upon the occurrence of a Put Event, at the request of the KO Shareholders, the parties shall cause the Put Price to be determined as follows:

               (i) If the shares to be purchased by the Majority Shareholders pursuant to the Put Right are shares of Class A Stock, the Put Price for such shares shall be mutually agreed upon by the KO Shareholders and the Majority
                    Shareholders or, if the KO Shareholders and the Majority Shareholders are unable to agree within thirty days after the request by the KO Shareholders for the determination of the Put Price, the Majority Shareholders, on the one hand, and the KO Shareholders, on the other hand, shall each choose an internationally recognized investment banking firm with experience in the analysis of soft drink businesses and each of those two firms within sixty days from the date of their engagement shall prepare an appraisal setting forth its determination of the Put Price. If such two firms do not agree on the Put Price and following such determination the KO Shareholders and the Majority Shareholders continue to be unable to agree upon the Put
                    Price within ten days from the expiration of such 60-day term, the two firms shall, in good faith, select a third investment banking firm, which third firm shall be an internationally recognized firm with experience in the analysis of soft drink businesses. The third investment banking firm so selected shall within forty-five days from the date of its engagement prepare an appraisal setting forth its determination of the Put Price, which determination shall be final and binding on the parties. The cost of such investment banking firm(s) shall be borne equally by the KO Shareholders, on the one hand, and the Majority Shareholders, on the other. The KO Shareholders and the Majority Shareholders shall cooperate fully in selecting investment bankers and shall cooperate fully in their determination of the Put Price. If a party fails to select an investment banker or fails to cooperate with such banker as described herein, in either case, within ten days of receipt of a notice specifying such failure to cooperate from the other party or parties, the other party or parties shall, in good faith, cooperate with the investment banker already retained under the terms of this provision or, if not yet retained, select an investment banking firm of its sole discretion, to make a determination of the Put Price, which determination shall be final and binding on the parties. The parties shall instruct the investment banking firm so retained to deliver its written opinion as to the Put Price to the parties within thirty days following the selection of such banker. The
                    Put Price of the shares of Class A Stock shall be the price that a holder of shares of Class A Stock would receive upon the sale of such shares in a transaction under market conditions between a willing seller and a willing buyer as of the date of the request by the KO Shareholders that the Put Price be determined.

               (ii) If the Shares to be purchased by the Majority
                    Shareholders pursuant to the Put Right are shares of Common Stock or Class B Stock, the Put Price shall be the Market Value of such shares of Common Stock or Class B Stock.

          (c) If the KO Shareholders shall for purposes of this Agreement consent in writing to a Put Event, such prior written consent shall be deemed to be a waiver of their Put Right for purposes of the transaction as to which written consent has been given; provided, however, that such written consent shall not be deemed to be a waiver of their Put Right for purposes of any other transaction which might be deemed to constitute a Put Event.

     5.2  DEPOSIT AGREEMENT.

          (a) Concurrently with the execution of this Agreement and in consideration of the execution and delivery of the parties of this Agreement (including the provisions set forth in Article 4 of this Agreement), the parties hereto are entering into a Stock Purchase Option Agreement and Custody Agreement (the "Deposit Agreement") in the form of Exhibit 5.2, pursuant to which the Majority Shareholders are agreeing to provide the KO Shareholders with a call right relating to Shares held by the Majority Shareholders and are agreeing to certain restrictions regarding the transfer of Shares held by the Majority Shareholders.

          (b) At least ninety days prior to taking any action with respect to any of the following matters (a "Fundamental Transaction"), the Majority Shareholders will provide the KO Shareholders with written notice of the intent to take such action:

               (i) the sale of all or substantially all of the assets of Andina;

               (ii) any reorganization, merger, consolidation, share exchange or business combination involving
          Andina;

               (iii) any change in the direct or indirect ownership of the outstanding voting power or equity interests of any of the Majority Shareholders as a result of which the Majority Shareholder Partner Group owns collectively less than 75% of the outstanding voting power or less than 75% of the outstanding equity interests of any of the Majority Shareholders;

               (iv) any change in the direct or indirect ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders own in the aggregate less than 50.1% of the outstanding voting power of Andina or less than 25% of the outstanding equity interests of Andina; or

               (v) a stock split, subdivision, stock dividend, extraordinary dividend or dividends or other reclassification, consolidation or combination of
          Andina's voting securities or any similar action or transaction (other than the Amendments).

          (c)  From the date of any request by the KO
Shareholders for the determination of the Call Price (as defined in the Deposit Agreement) until the closing of the purchase of the Callable Shares (as defined in the Deposit Agreement) by the KO Shareholders, the Majority Shareholders agree that they (x) will not take, and will not vote their shares of Andina stock in favor of, any action with respect to any Fundamental Transaction and (y) will cause Andina to carry on its business in the ordinary course.

          (d) Each of the Majority Shareholders agrees that it will not convert or exchange, and will not take any action with respect to the conversion or exchange of, any Shares into shares of Class B Stock.

     5.3 PREEMPTIVE RIGHTS. The KO Shareholders reserve their rights, to the full extent permitted under applicable Chilean laws and regulations, to maintain their pro rata share ownership of Common Stock, Class A Stock, Class B Stock or other capital stock through the exercise of preemptive rights. If Andina issues additional shares of capital stock to existing shareholders in a preemptive rights offering (a "Preemptive Rights Offering"), the Majority Shareholders agree that they will not vote the Majority Shareholder Shares in favor of, or permit, the setting of a price for any shares of capital stock which may be offered to third parties (even if such shares are to be acquired in a transfer on a stock exchange) which is lower than the price at which shares of capital stock were offered to the KO Shareholders in the Preemptive Rights Offering without the prior written consent of the holders of the KO Shareholders.

     5.4  PROVISION OF CERTAIN INFORMATION.  The Majority
Shareholders agree to cause Andina to provide KO, TCCC Argentina, Interamerican and SPC with the following:

          (a) such information and calculations as to permit each of them to meet its planning, accounting, tax and regulatory requirements (including the U.S. Foreign Corrupt Practices Act, if applicable, and any similar Chilean laws), and shall conduct its affairs in such manner as to permit each of them to comply with such laws, it being understood that, except to the extent required to comply with such laws, Andina will not be required to change its existing accounting practices;

          (b) quarterly unaudited US$ and C$ consolidated financial statements (including net revenues, cost of goods sold, operating income, cash operating profit and net income) prepared in accordance with Chilean generally accepted accounting principles, consistently applied, as soon as practicable but not later than 90 days after the end of each quarter for 1996 and 1997; in 1998 and beyond this information will be provided within 60 days after the end of each quarter;

          (c) quarterly physical and unit case sales each categorized into KO and non-KO brands as soon as practicable but not later than 60 days after the end of each quarter;

          (d) annual US$ and C$ audited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles, consistently applied, and reconciled to U.S. generally accepted accounting principles, as soon as practicable but not later than 100 days after the end of each fiscal year;

          (e) for Andina and each of its subsidiaries, annual C$ audited financial statements prepared in accordance with Chilean generally accepted accounting principles, consistently applied, and reconciled to U.S. generally accepted accounting principles, as soon as practicable but not later than 100 days after the end of each fiscal year;

          (f) copies of the annual tax returns as filed for Andina and each of its subsidiaries as soon as practicable but not later than 120 days after the end of each fiscal year;

          (g) US$ and C$ budget (including net revenues, cost of goods sold, operating income, cash operating profit, net income and unit cases) on a consolidated basis by quarter for the next fiscal year prepared in accordance with Chilean generally accepted accounting principles, consistently applied, on a preliminary basis in October of each year and finalized in December of each year;

          (h) US$ and C$ budget (including net revenues, cost of goods sold, operating income, cash operating profit, net income and unit cases) on a consolidated basis by year for the next three fiscal years prepared in accordance with Chilean generally accepted accounting principles, consistently applied, in May of each year;

          (i)  The actual and budgeted information set forth in
Exhibit 5.4(i) in accordance with KO's regular submission schedule regarding such information (with no more than a one-month submission lag); and

          (j) the information set forth in Exhibit 5.4(j) in accordance with KO's regular submission schedule.

The Majority Shareholders agree to cause Andina to cooperate in providing to KO, TCCC Argentina, Interamerican and SPC on a timely basis such information as they may reasonably request in order to permit KO, TCCC Argentina, Interamerican and/or SPC to reconcile to U.S.

generally accepted accounting principles any amounts described above which are prepared in accordance with Chilean generally accepted accounting principles.

     5.5 LICENSE AGREEMENT. Following the Closing, upon the execution and delivery by KO and Andina of a Coca-Cola tradename license agreement in a form mutually satisfactory to each of KO and Andina (the "License Agreement"), Andina shall be entitled to change its corporate name to "Coca-Cola Andina S.A.," subject to the terms and conditions of such License Agreement.

     5.6 REPRESENTATIONS AND WARRANTIES. Each party hereto represents and warrants to each other party hereto as follows:

          (a) Such party has all requisite power and capacity to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance by such party of its obligations hereunder have been duly authorized by all necessary action on behalf of such party. This Agreement has been duly executed and delivered by such party and constitutes the legal, valid and binding obligation of such party enforceable against such party in accordance with its terms.

          (b) The execution, delivery and performance of this Agreement by such party will not result in (i) any conflict with the articles of incorporation, bylaws or other organization documents or trust agreement (in each case, if applicable) of such party, (ii) any breach or violation of or default by such party under any statute, law, rule or regulation of any governmental authority, or any judgment, decree, order or any mortgage, deed of trust, indenture, agreement or other instrument to which such party is a party or by which any of its assets may be bound, or (iii) except as contemplated hereby, the creation or imposition of any lien or encumbrance on any of such party's assets or properties or any restriction on the ability of such party to consummate the transactions contemplated by this Agreement.


                          ARTICLE 6
                         MISCELLANEOUS

     6.1 EFFECT OF REORGANIZATION, ETC. The purchase price per Share and similar provisions in this Agreement shall be equitably adjusted to reflect any stock split, subdivision, stock dividend, extraordinary dividend or dividends or other reclassification, consolidation or a combination of Andina's voting securities or any similar action or transaction (other than the Amendments) which occurs after the date of this Agreement.

     6.2 ENTIRE AGREEMENT; AMENDMENT. This Agreement and the Deposit Agreement contain the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and negotiations and oral understandings relating to the subject matter hereof; provided that this provision is not intended to abrogate any other written agreement between the parties executed contemporaneously with or after this agreement; and provided further that neither this Agreement nor the Deposit Agreement is intended to amend or modify any of the terms or provisions of any of the bottlers' agreements between KO and Andina or any of the subsidiaries of Andina. In the event of any conflict or inconsistency between the terms of this Agreement or the Deposit Agreement with the terms of any such bottlers' agreements with respect to the subject matter governed by such bottlers' agreements, the terms of such bottlers' agreements shall control. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

     6.3 SUCCESSORS AND ASSIGNS. This Agreement and the rights of a party hereunder may not be assigned, and the obligations of a party hereunder may not be delegated, in whole or in part, without the prior written consent of all other parties hereto, except that the rights and obligations of the KO Shareholders may be assigned or delegated to KO or to any subsidiary of KO, provided that such assignment shall not relieve the assignor of its obligations under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

     6.4 SPECIFIC PERFORMANCE. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of injunctions, in order to enforce specifically the provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

     6.5 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

     6.6 HEADINGS. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the interpretation hereof.

     6.7  MODIFICATION AND WAIVER.  Any rights arising under this
Agreement may be waived in writing by the party holding the same.
No waiver of any right arising under this Agreement shall be deemed to or shall constitute a waiver of any other right hereunder (whether or not similar).

     6.8 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or by telecopy transmission or sent by registered or certified mail or by any express mail service, postage and fees prepaid:

If to Andina:       Embotelladora Andina S.A.
                    Avenida Andres Bello No. 2687 Piso 20
                    Casilla 7187
                    Santiago, Chile
                    Attention:  Chief Executive Officer
                    Telefax No.:  562/338/0510

with a copy to:     Embotelladora Andina S.A.
                    Avenida Andres Bello No. 2687 Piso 20
                    Casilla 7187
                    Santiago, Chile
                    Attention: General Counsel
                    Telefax No.:  562/338/0570

If to any of the
KO Shareholders or
to SPC after the
Closing Date:       The Coca-Cola Company
                    One Coca-Cola Plaza, N.W.
                    Atlanta, Georgia 30313
                    Attention:  Chief Financial Officer
                    Telefax No.:  (404) 676-8683

with a copy to:     The Coca-Cola Company
                    One Coca-Cola Plaza, N.W.
                    Atlanta, Georgia  30313
                    Attention:  General Counsel
                    Telefax No.:  (404) 676-6209

If to SPC prior to  Bottling Investment Limited
the Closing Date:   Avenida Andres Bello No. 2687, Piso 7
                    Casilla 7187
                    Santiago, Chile
                    Attention:  General Legal Counsel
                    Telefax No.:  562/338/8138


If to the Majority  Inversiones Freire Ltda.
Shareholders:       Inversiones Freire Dos Ltda.
                    c/o Portaluppi, Guzman y Bezanilla
                    Huerfanos 863, Piso 9
                    Santiago, Chile
                    Attention:  Eugenio Guzman
                    Telefax No.:  562/638/3934
or at such other address or number for a party as shall be specified by like notice. Any notice which is delivered personally or by telecopy transmission or by mail in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party.

     6.9 LEGENDS. Upon the execution of this Agreement, the parties hereto shall cause each and every certificate representing Shares owned by each Shareholder to bear on its face in conspicuous type and in both the English and Spanish languages the following legends:

          The shares represented by this certificate, including their Transfer and any arrangements or agreements with respect to their voting, are subject to the terms and conditions of Andina's Estatutos Sociales and that certain Shareholders' Agreement dated as of September 5, 1996 by and among certain shareholders of Andina, a copy of which is on file at the main office of Andina. Any sale, assignment, transfer, gift, pledge, encumbrance, or other disposition and any arrangement or agreement with respect to the voting of the shares represented by this certificate not in conformity with said Estatutos Sociales and the Shareholders' Agreement shall, to the full extent permitted under applicable Chilean laws or regulations, be invalid.

     If such legends cannot be practically placed on the face of such certificate, such legends shall be set out in conspicuous type on the back of the certificate, and notice thereof shall be given in conspicuous type on the front. The parties hereto agree that each and every certificate representing shares of capital stock of Andina issued hereafter to each Shareholder or acquired by a Shareholder shall be subject to this Agreement and the stock certificates representing such shares shall have endorsed thereon the above legends. The parties agree to file a copy of this Agreement with Andina, that a notary public will carry out such filing and that Andina may be required by any KO Shareholder to make annotations in the shareholders' registry of Andina regarding this Agreement and the restrictions imposed by shares owned by the Shareholders.

     6.10 GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND
CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE
OF NEW YORK, UNITED STATES OF AMERICA, WITHOUT GIVING EFFECT TO
THE CONFLICTS OF LAW PRINCIPLES THEREOF.

     6.11 CONSTRUCTION. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental authority by reason of such party's having or being deemed to have structured or drafted such provision.

     6.12 NO THIRD-PARTY BENEFICIARIES. Except as otherwise specifically provided in this Agreement, nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies.

     6.13 CONSENT TO JURISDICTION.

          (a) Each of the parties hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement (for purposes of this Section a "Legal Dispute") may be brought to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York, New York, United States of America or, in the event (but only in the event) such court does not have subject matter jurisdiction over such action, suit or proceeding, in the courts of the State of New York sitting in the City of New York, New York, United States of America.

          (b) Each of the parties hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding referred to in Section 6.13(a), that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. The Majority Shareholders hereby irrevocably appoint CT Corporation System (the "Agent for Service") as its agent to receive on its behalf service of copies of the summons and complaint and any other process which may be served in any such action, suit or proceeding. Such service may be made by mailing or delivering a copy of such process to such Person in case of the Agent for Service at the address of the Agent for Service in the State of New York, United States of America, and the Majority Shareholders hereby irrevocably authorize and direct the Agent for Service to accept such service on its behalf.

          (c) Each party hereto agrees that a final judgment in any legal action, suit or proceeding described in this Section
6.13 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     6.14 TRANSLATIONS. This Agreement has been executed, and all amendments, supplements, modifications or replacements hereto shall be made, in the English language. This Agreement may be translated into the Spanish language for convenience of one or more of the parties hereto, provided that in case of discrepancies the English version shall prevail in all cases.

     6.15 OTHER RESTRICTIONS. The provisions of this Agreement shall be in addition to and not in lieu of any and all restrictions on the Transfer of the shares of capital stock of Andina which arise from applicable laws and any other restrictions on Transfers agreed to by or among the parties hereto.

     6.16 "INCLUDING". Words of inclusion shall not be construed as terms of limitation herein, so that references to "included" matters shall be regarded as non-exclusive, non-characterizing illustrations.

     6.17 REFERENCES. Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement.

     6.18 SEVERABILITY. The invalidity or unenforceability of any provision hereof in any jurisdiction will not affect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. To the extent permitted by applicable law, each party waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day first above written.


                              EMBOTELLADORA ANDINA S.A.


                              By:  /s/ JOSE SAID S.
                              Name:  Jose Said S.
                              Title:  Chairman of the Board

                              By:  /s/ JOSE ANTONIO GARCES
                              Name:  Jose Antonio Garces
                              Title:  Director


                              THE COCA-COLA COMPANY


                              By: /s/ WELDON H. JOHNSON
                              Name:  Weldon H. Johnson
                              Title:  Senior Vice President


                              COCA-COLA INTERAMERICAN CORPORATION


                              By: /s/ WELDON H. JOHNSON
                              Name:  Weldon H. Johnson
                              Title:  Senior Vice President

                              COCA-COLA DE ARGENTINA S.A.


                              By:  /s/ FERNANDO MARIN
                              Name:  Fernando Marin
                              Title:  Attorney-in-fact


                              BOTTLING INVESTMENT LIMITED


                              By:  /s/ DIEGO PERALTA V.
                              Name:  Diego Peralta V.
                              Title:  Chairman of the Board


                              INVERSIONES FREIRE LTDA.


                              By:  /s/ JOSE SAID S.
                              Name:  Jose Said S.
                              Title:  Attorney-in-fact


                              By:  /s/ JOSE ANTONIO GARCES
                              Name:  Jose Antonio Garces
                              Title:  Attorney-in-fact


                              INVERSIONES FREIRE DOS LTDA.


                              By:  /s/ JOSE SAID S.
                              Name:  Jose Said S.
                              Title:  Attorney-in-fact


                              By:  /s/ JOSE ANTONIO GARCES
                              Name:  Jose Antonio Garces
                              Title:  Attorney-in-fact